400 West Sycamore Street, Independence, KS 67301

T: 855-200-6964, F: 913-273-0462, E: info@midwestog.com

May 28, 2015

United States Securities Exchange Commission

Attention: Karl Hiller, Branch Chief

          cc: via email Joseph Klinko (kinkoj@SEC.GOV

Division of Corporate Finance

Washington, DC 20549

Re:

Midwest Oil and Gas Inc.

-Form 10-K for the Fiscal Year ended January 31, 2014 (filed May 29, 2014)

-Form 10-Q for the Fiscal Quarter ended October 31, 2014 (filed December 22, 2014)

Dear Mr. Hiller:

Thank you for this opportunity to respond to the questions and issues raised in your letter of January 12, 2015 and March 9, 2015.  Even though we are a small reporting company we do take our reporting obligations very seriously and our initial thoughts and comments are shown below using the same numbered points in your letter.

Although we believe our filings were correct when they were filed we will amend our filings to conform to the comments.

We trust this is acceptable in that hopes that it will enable us to file the amended reports quicker.

Form 10-K for the Fiscal Year ended January 31, 2014

We will amend the Form 10-K to conform to the comments made in your above referenced letters. We have attached an amended Form 10-K for the year end January 31, 2014.

Business, page 4

1)

The amended Form 10-K eliminates any and references to values.  We have also eliminated any reference to future production.

We have also added the following statement ‘There is no assurance that despite past historical production on these leases or production from adjacent properties that our future efforts to re-establish production from any of these leases will be successful.  In addition even if production is re-established there is no assurance that the production will be of sufficient amounts to be commercially viable.”

Additional risk disclosures have been added concerning oil and gas.

Financial Statements

Note 1-Nature of Operations

2)

We have revised our accounting policy disclosure including disclosure on the full cost method.

 Note 2 –Acquisition of Assets

3)

We have restated the 2013 Financial Statements to conform to your comments that the diamond assets purchase was completed in February 2013.

Consistent with this change we have also restated the statement of cash flows

Finally we have restated “mineral property evaluation” to “impairment (expense)” on the statement of operations.

Note 5-Purchase of Oil Assets

4.

We have restated our 2014 financial statements to conform to your comments that the oil & gas assets were acquired when shares were issued on April 21, 2014. Furthermore we have restated the cash activity to be consistent with this treatment.

The purchase agreement with its amendments will be filed as exhibits to conform to your comments.

Form 10-Q for the Fiscal Quarter ended October 31, 2014

5)

Your comment relates to the termination notice we received from the seller.

We believe the following disclosure will be clearer.

“In December 2014 we received a termination notice from the seller. This notice is unclear and uncertain as to the exact meaning. Our purchase of the properties has already been completed. As part of the purchase agreement we are obligation to make certain payments to the seller and the seller has retained a security interest in our property for those payments. Our purchase agreement with the seller does not provide details on default, termination, or remedies to cure or remedy an alleged default or termination. We are late on a $15,000 payment. The seller does have the right to exercise their security by foreclosing on the property, however we have not received a foreclosure notice therefore we dispute the termination notice.  Notwithstanding our disagreement on the exact terminology used by the seller we have had extensive verbal communication with the seller and have confirmed that the payment of $15,000 will remove the “notice of termination” from the seller. The Company made the payment of $15,000 and was accepted by the seller which has removed the “notice of termination” We do not believe that our interest in our properties will be lost, at this time. The Company does have significant financial obligations to make ongoing payments to the seller of the property who has retained a security interest in that property and unless the Company raises additional capital to make those payments there is a possibility that the seller may seek legal remedies including but not limited to exercising their right to foreclose on the properties. During the fiscal quarter ending October 31, 2015 the Company had extensive discussions with a number of prospective investors who were conducting an evaluation of our leases with view to funding our obligations.  Accordingly as of the end of the fiscal quarter ended October 31, 2014 we do not believe an impairment charge is warranted however we review the possibility of impairment charge for our year ended January 31, 2015.

During our fiscal year ended January 31, 2015 we recognized an impairment charge to reduce the net book value of our oil and gas assets to zero to reflect the risk of foreclosure on these assets by the seller as well the lack of financing to develop the property. As of the date of this filing this has not occurred nor has it been threatened by the seller.

Since the assets have been fully impaired we believe this disclosure is adequate for all future filings.

Item 2 from March 9, 2015

We have clarified our accounting policy concerning oil & gas properties.  Any mention of reserves has been removed. As noted above the timing of the purchase of the oil & gas purchase has been revised to conform to other comments and thus there are no oil & gas assets as of January 31, 201 on which to perform impairment testing. Consistent with our policy on impairment the capitalized costs were periodically evaluated and based on lack of immediate funding which would enable the leases to be developed we decided an impairment was appropriate as of January 31, 2015.  Prior to January 31, 2015 we believed an impairment was not appropriate due to a number of positive responses we had received to develop our properties. Based on a lack of progress to actually receive the funding we decided that it was that the impairment occurred as of January 31, 2015.

Concluding remarks

We also wish to acknowledge the following:

-The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the SEC.

-SEC staff comments or changes to the disclosures we make in response to SEC staff comments do not foreclose the Commission from taking any action with the respect to our SEC filings; and

-The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find attached the restated 10-Q for April 30, 2014 for you reference.

Sincerely,

Daniel Martinez.

President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

AMENDMENT #2

[X]	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED APRIL 30, 2014

Commission files number 000-54666

MIDWEST OIL AND GAS INC.

NEVADA

(State or other jurisdiction of incorporation or organization)

400 West Sycamore Street

Independence, Kansas 67301

 (Address of principal executive offices, including zip code.)

Telephone (885) 200-6964

(Telephone number, including area code)

Resident Agents of Nevada

711 S. Carson Street #4

Carson City, NV  89701

Telephone (775)882-4641 Facsimile (775)882-6818

 (Name, address and telephone number of agent for service)

2nd Floor, Berkeley Square House, Berkley Square

London W1J 6BP England

 (Former address of principal executive offices, including zip code.)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.  YES [X]  NO [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  YES [X]  NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [   ]  NO [X]

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:  48,361,630 shares as of July 4, 2014.

ITEM 1.  FINANCIAL STATEMENTS

The un-audited quarterly financial statements for the period ended April 30, 2014, prepared by the Company, immediately follow.

MIDWEST OIL AND GAS INC.

(FORMERLY KNOWN AS AMERICAS DIAMOND CORP.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in US dollars)

(Unaudited)

	April 30,	January 31,
	2014 (restated)	2014 (restated)

ASSETS

Current assets:
Cash and cash equivalents	$ 496	$ 50
Prepaid expenses	-0-	-0-
Total current assets	496	50

Oil & Gas properties (Note 2)	6,000,000	50

Total assets	6,000,496	50

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$ 260,636	$ 173,463
Short term note-Oil purchase (Note 2)	220,000	-0-
Shares to be issued (Note 3)	317,668	209,335
Total current liabilities	798,304	382,798
Long term Liabilities
Long term note (Note 4)	548,209	548,209
Long term note-Oil purchase (Note 2)	2,730,000	-0-
Total long term liabilities	3,278,209	548,209
Commitments and contingencies (Note 9)
Total Liabilities	4,076,513	931,007
Stockholders' equity
Common stock (Note 6) ($0.001 par value)
Authorized 375,000,000 common shares with $0.001 par value
Issued and outstanding
46,891,630 common shares (January 31, 2014 – 31,891,630)	46,892	31,892
Additional paid-in capital	4,068,823	1,083,823
Deficit	(2,191,732)	(2,046,672)
Total stockholders' equity	1,932,983	(930,957)

Total liabilities and stockholders’ equity	$ 6,000,496	$ 50

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

MIDWEST OIL AND GAS INC.

(FORMERLY KNOWN AS AMERICAS DIAMOND CORP.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in United States dollars)

(Unaudited)

	Three Month Ended April 30, 2014	Three Months Ended April 30, 2013	January 6, 2010 (Inception) through April 30, 2014

EXPENSES
Professional fees	64,433	55,198	456,788
General and administration	4,627	6,808	88,698
Oil & Gas lease operating expense	9,000	-0-	9,000
	78,060	61,206	554,486

Loss before other items	(78,060)	(61,206)	(554,486)
Other items
Interest and other income (expense)	(15,000)	(20,728)	(5,737)
Mineral property expense	(52,000)	(132,000)	(1,631,509)
	(67,000)	(152,728)	(1,622,246)
Loss for the period	$ (145,060)	$ (214,734)	$ (2,191,732)

Basic and fully diluted loss per share	$ (0.004)	$ (0.007)

Weighted average number of shares outstanding	33,224,963	31,891,630

The accompanying notes are an integral part of these consolidated financial statements.

MIDWEST OIL AND GAS INC.

(FORMERLY KNOWN AS AMERICAS DIAMOND CORP.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US dollars)

(Unaudited)

	Three months Ended April 30, 2014 (restated)	Three months Ended April 30, 2013	January 6, 2010 (Inception) through April 30, 2014

Operating activities
Loss for the period	(145,060)	(214,926)	(2,191,732)
Items not affecting cash:
Stock based compensation	-0-	-0-	136,833
Depreciation	-0-	-0-	-0-
Sub-total	(145,060)	(214,926)	(2,054,899)
Changes in non-cash working capital items
Deposits	-0-	-0-	-0-
Equipment debt	-0-	-0-	-0-
Short term	220,000	-0-	220,000
Other debt-oil and mining company	-0-	-0-	3,072,502
Prepaid expense	-0-	2,292	-0-
Accounts payable and accrued liabilities	87,173	(72,432)	256,636
	162,113	(292,593)	1,498,239
Investment activities
Mineral properties and deferred exploration costs	-0-	-0-	-0-
Purchase of plant and equipment	-0-	-0-	-0-
Oil & Gas Assets	6,000,000	-0-	6,000,000
Cash provided by (used by) investment activities	(6,000,000)	-0-	(6,000,000)

Financing activities
Share capital issued-net of issuance costs	3,000,000	1,045,716	3,031,892
Share subscriptions	108,333	(745,716)	(1,807,844)
Repayment of short-term loans	-0-	(25,693)	548,209
Other debt	2,730,000	-0-	2,730,000

Cash provided by financing activities	3,838,333	274,307	4,502,257

Increase (decrease) in cash and cash equivalents during the period	446	(18,286)	496

Cash and cash equivalents, beginning of the period	50	20,461	-0-

Cash and cash equivalents, end of the period	496	9,550	496

Supplementary information:
Interest paid (received), net	$ 15,000	$ -0-	$ 28,860

The accompanying notes are an integral part of these consolidated financial statements.

MIDWEST OIL AND GAS INC.

(FORMERLY KNOWN AS AMERICAS DIAMOND CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US dollars)

(Unaudited)

April 30, 2014

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

We are an oil and gas company dedicated to sourcing and securing domestic energy solutions through the exploration, development and production of onshore oil and natural gas reserves to maximize shareholder value. The Company operates in one reporting segment.

PRINCIPLES OF CONSOLIDATION

We generally act as a sole proprietor, but may enter joint agreements with other companies in an effort to achieve our stated operating objectives. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include our accounts and our wholly-owned subsidiary, SUDAM Diamonds Ltd., (collectively, the “company”). SUDAM Diamonds Ltd. was dissolved on May 13, 2014. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES AND PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents comprise certain highly liquid instruments with an original maturity of three months or less when purchased. At the reporting dates, cash and cash equivalents consist of cash and funds invested in money market accounts.

INVESTMENTS

The Company measures its investments based on a fair value hierarchy disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of asset or liability and their characteristics. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1—Quoted prices in active markets for identical instruments.
•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company categorizes its investments as either trading, available for sale, or held to maturity.  The Company does not hold any securities for trading purposes or that we believe would be considered held to maturity.  The Company’s investments are comprised of available-for-sale securities and are carried at fair value with unrealized gains and losses, net of applicable income taxes, recorded within accumulated other comprehensive income.  The Company reviews its investments quarterly for declines in market value that are other than temporary in addition to re-evaluating the investment classification.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts payable, notes payables, loans from shareholders and accrued expenses.  The Company considers the carrying values of its financial instruments in the financial statements to approximate their fair value due to the short term nature of such items. The fair values of the Company's debt instruments are calculated based on debt with similar maturities, credit quality and current market rates of interest. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risks arising from these financial instruments.

CONCENTRATIONS

Financial instruments, which could potentially subject the Company to credit risk, consist primarily of cash, cash equivalents and investments. The Company maintains its cash in bank deposit accounts insured by the Federal Deposit Insurance Corporation. The Company’s account balances, at times, may exceed federally insured limits. The Company has not experienced material losses in such accounts, and believes it is not exposed to any significant credit risk with respect to its cash accounts.

The Company’s operations are all related to the minerals and mining industry. A reduction in oil and gas prices or other disturbances in the oil and gas market could have an adverse effect on the Company’s operations.

ACCOUNTING FOR OIL AND GAS PROPERTIES

The Company utilizes the full cost method to account for its investment in oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, professional fees incurred for the lease acquisitions, capitalized interest costs relating to properties, geological expenditures, and tangible and intangible development costs (including direct internal costs), are capitalized into the full cost pool. When the Company commences production from established proven oil and gas reserves, capitalized costs, including estimated future costs to develop the reserves and estimated abandonment costs, will be depleted on the units-of-production  method using estimates of proven reserves. Investments in unproved properties and major development projects, including capitalized interest if any, are not depleted until proven reserves associated with the projects can be determined.  If the future exploration of unproven properties is determined to be uneconomical, the amount of such properties is added to the capital costs to be depleted.  As of January 31, 2014, the Company's oil and gas properties consisted of capitalized acquisition and exploration costs for unproved mineral rights.

The Company assesses the carrying costs for impairment under ASC 930 Extractive Activities – (AS 930) annually. An impairment is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the oil and gas property. Impairment losses, if any, are measured as the excess of the carrying amount of the mineral property over its estimated fair value. If oil and gas properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

PROPERTY PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is recorded on the straight-line basis over estimated useful lives that range from three to five years, but do not exceed the useful life of the individual asset. Normal maintenance and repairs are charged to operations while expenditures for major maintenance and improvements are capitalized. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss arising from such disposition is included in the consolidated statement of activities.

IMPAIRMENT OF LONG-LIVED ASSETS

Management reviews and evaluates the net carrying value of all facilities, including idle facilities, for impairment at least annually, or upon the occurrence of other events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. We estimate the net realizable value of each property based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant and equipment and the value associated with property interests. All assets of an operating segment are evaluated together for purposes of estimating future cash flows.

Although management has made a reasonable estimate of factors based on current conditions and information, assumptions underlying future cash flows are subject to significant risks and uncertainties. Estimates of undiscounted future cash flows are dependent upon estimates of metals to be recovered from ore mineralization, and to some extent, identified resources beyond initial mineralization, future production and capital costs and estimated metals prices (considering current and historical prices, forward pricing curves and related factors) over the estimated remaining mine life. It is reasonably possible that changes could occur in the near term that could adversely affect our estimate of future cash flows to be generated from our operating properties. If undiscounted cash flows including an asset’s fair value are less than the carrying value of a property, an impairment loss is recognized. The Company has determined that no impairment exists pertaining to its long-lived assets.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are charged to operations or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to operations. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts. Management has determined that recording a liability pertaining to environmental expenditures as of April 30, 2014 is not needed.

ASSET RETIREMENT OBLIGATIONS

The Company follows ASC 410-20, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

ASC 410-20 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company has no oil and gas projects in production as of April 30, 2014, and the asset retirement obligations are usually created as part of the production process. Accordingly, at April 30, 2014, the Company had no asset retirement obligations.

INCOME TAX

The Company accounts for income taxes under ASC 740, Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. ASC 740 also requires that uncertain tax positions are evaluated in a two-step process, whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority would be recognized.

REVENUE RECOGNITION

We plan to recognize revenue from the sale of product when an agreement of sale exists, product delivery has occurred, title has transferred to the customer and collection is reasonably assured. The price to be received is based upon terms of a sales contract. The Company has not generated revenue activity for the periods presented in the consolidated financial statements.

STOCK BASED COMPENSATION

The Company has adopted ASC 718, Stock Compensation, which requires the Company to measure the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognize compensation expense over the requisite service period for awards expected to vest. The Company has not issued stock options in 2013 or 2014. The Company issues stock for payment of certain professional fees and these stock issuances are expensed based on the market value of the stock on the date granted. The Company expenses these professional fees at the time of stock issuance as the stock issuance date approximates the date the services are performed.

PER SHARE DATA

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to warrants, convertible notes and convertible preferred stock.

There were no stock options, warrants or convertible notes or convertible preferred stock outstanding at April 30, 2014 and January 31, 2014.

RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements and Disclosures ASC 820, Improving Disclosures about Fair Value Measurements: In January 2010, the Financial Accounting Standards Board (FASB) issued accounting guidance intended to improve disclosures related to fair value measurements. This guidance requires significant transfers in and out of Level 1 and Level 2 fair value measurements to be disclosed separately along with the reasons for the transfers. Additionally, in the reconciliation for the fair value measurements using significant unobservable inputs (Level 3), information about purchases, sales, issuances and settlements must be presented separately (cannot net as one number). This guidance also provides clarification for existing disclosures on (i) level of disaggregation and (ii) inputs and valuation techniques. In addition, this guidance includes conforming amendments for employers’ disclosure of postretirement benefit plan assets. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are required for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASC 820 did not have a material impact on the Company’s consolidated results of operations or financial position.

NOTE 2 – PURCHASE OF OIL ASSETS

On January 27, 2014 we reached agreement to acquire the leases from an unrelated party for a total consideration of $6,000,000 to be paid in $3,000,000 cash and $3,000,000 in restricted common shares of our company.  The cash payment of $3,000,000 to the third party will be paid in:

a.

a payment of $75,000 within 10 days of the date of the agreement (paid)

b.

a payment of $75,000 within 60 days from the date of the agreement a promissory note of $2,850,000 with an annual interest rate of 3.0%.  Monthly interest only payments made 60 days from January 21, 2014 (not paid). Payments on the principal of the note will commence no later than August 1, 2014 and will be the greater of $20,000 or 50% of the net cash flow from production of the leases.

The liability of $3,000,000 is reflected on the financial statement as a long term note $2,730,000 and short term liability of $220,000.  As of April 30, 2014 there is no net cash flow from production of the leases so the Company’s current obligation is the minimum payment plus the balance of initial payments for a total short term liability of $220,000.

The payment of $3,000,000 in common shares of our company were paid on closing on April 21, 2014 at a deemed price of $0.20 per share for an aggregate of 15,000,000 common shares of our company.

Pursuant to this agreement, Intrepid retained a security interest in the leases, property, equipment and other assets.

The Company and seller have amended the January 27, 2014 agreement to change the $75,000 payment originally due on March 27, 2014 to a total of $90,000 paid in fours installments as follow:

$15,000 will due on June 27, 2014

$30,000 will due on/or before July 31, 2014

$30,000 will due on/or before August 31, 2014

$15,000 will be due on/or before September 15, 2014

We have recorded the additional $15,000 payment as an interest cost during the three month period ended April 30, 2014.

NOTE 3 - SHARES TO BE ISSUED

The Company is obligated to issue shares either for services, property purchase agreements or for cash.

	April 30, 2014	January 31, 2014

Services	$237,668	99,335
Properties	-0-	-0-
Cash	80,000	110,000
Total	$317,668	$209,335

See also Note 10 Subsequent Events

NOTE 4 - LONG TERM DEBT

In January 2014 the Company reached agreement with certain creditors of the Company which facilitated the acquisition of oil and gas assets. The creditors agreed to accept payment terms from the company of five monthly payment of $10,000 totaling $50,000 beginning January 27, 2014 and to accept the balance of their payment ($548,209) from 10% of the monthly cash flow from the assets being acquired until the debt was repaid. No interest will accrue on the debt. As of April 30, 2014 the Company has made two monthly payments of $20,000 leaving a balance owed of $30,000 which is recorded as a short term liability and the $548,209 has a long term liability.  The Company does not yet have income from the oil and gas assets and believes no additional payments will be made to the creditors within the next twelve months.

NOTE 5 - INCOME TAX

The Company had net operating loss carry forwards available to offset future taxable income approximating $2,191,732 as of April 30, 2014. The Company has determined that realization of a deferred tax asset that has resulted from the net operating losses is not likely and therefore a full valuation allowance has been recorded against this deferred income tax asset. There are no other material deferred tax positions recorded by the Company.

We do not have an accrual for uncertain tax positions as of April 30, 2014 or January 31, 2014. If interest and penalties were to be assessed, we would charge interest to Interest Expense, and penalties to Other Operating Expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

NOTE 6 - CAPITAL STOCK

Common Stock

As of April 30, 2014, the Company had 46,891,630 shares of its $0.001 par value common stock issued and outstanding.  Subsequent to the end of the period the Company issued additional shares as detailed in Note 10 Subsequent Events)

Warrants and Options

As of April 30, 2014, the Company had no warrants or options for the purchase of shares of common stock issued and outstanding.

NOTE 7 - RELATED PARTY TRANSACTIONS

As of April 30, 2014 the Company pursuant to its employment contract owes $158,235 to its employees. (Martinez-$96,000 and Crom-$62,235)

NOTE 8 - FINANCIAL CONDITION AND GOING CONCERN

As of April 30, 2014, the Company had cash on hand as of $496 and a working capital deficit of approximately $793,808 and has incurred a loss from operations in 2014. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company's continuance is dependent on raising capital and generating revenues sufficient to sustain operations. The Company believes that the necessary capital will be raised and has entered into discussions to do so with certain individuals and companies.

The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to secure the necessary capital and continue as a going concern.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

As part of the purchase of oil and gas assets described in footnote 2 the Company is also obligated to spend $4,000,000 on those leases.

NOTE 10 - SUBSEQUENT EVENTS

Our wholly subsidiary SUDAM Diamonds Ltd. was dissolved on May 13, 2014.

On May 15, 2014, we issued 400,000 shares of our common stock at $0.10 per share for a total offering price of $40,000 upon the closing of a private placement.  The common shares were issued to one non-U.S. person (as that term is defined in Regulation S of the Securities Act of 1933), in an offshore transaction relying on Regulation S of the Securities Act of 1933

On May 15, 2014 we issued 15,000,000 common shares shown in footnote 2 which had a total value of $3,000,000 for the purchase of oil and gas assets.

On May 15, 2014, we issued 390,000 shares of our common stock at a deemed price of $0.20 per share for a total price of $78,000 for services rendered to the Company by our chief financial officer, Thomas L. Crom, III, pursuant to the terms of his employment agreement with our company.  The common shares were issued to one U.S. person, in a transaction relying on Regulation 144 of the Securities Act of 1933.

On May 19, 2014, we issued 350,000 shares of our common stock at $0.10 per share for a total offering price of $35,000 upon the closing of a private placement.  The common shares were issued to one non-U.S. person (as that term is defined in Regulation S of the Securities Act of 1933), in an offshore transaction relying on Regulation S of the Securities Act of 1933.

On May 19, 2014, we issued 330,000 shares of our common stock at a deemed price of $0.20 per share for a total price of $66,000 for services rendered to the Company by our advisory board members, pursuant to the terms of their advisory board agreements.  The common shares were issued to two U.S. person, in a transaction relying on Regulation 144 of the Securities Act of 1933.

On June 12, 2014 we completed a name change to MidWest Oil and Gas Inc. and obtained a new stock symbol MWOG.

In June 2014 the Company and seller have amended the January 27, 2014 agreement to change the $75,000 payment originally due on March 27, 2014 to a total of $90,000 paid in fours installments as follow:

$15,000 will due on June 27, 2014

$30,000 will due on/or before July 31, 2014

$30,000 will due on/or before August 31, 2014

$15,000 will be due on/or before September 15, 2014

We have recorded the additional $15,000 payment as an interest cost during the three month period ended April 30, 2014.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Forward Looking Statements

This report contains forward-looking statements that involve risk and uncertainties.  We use words such as “anticipate”, “believe”, “plan”, “expect”, “future”, “intend”, and similar expressions to identify such forward-looking statements.  Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

The Company

On September 14, 2012 Jenny Brown resigned as our President and Chief Executive Officer. As a result, concurrent to Ms. Brown's resignation, we appointed Daniel Martinez, as President, Chief Executive Officer and as a Director of our company.

Our Board of Directors is now comprised of Daniel Martinez.

On October 8, 2012, we filed Articles of Merger with the Nevada Secretary of State to change our name from “Impact Explorations Inc.” to “Americas Diamond Corp.”, to be effected by way of a merger with its wholly-owned subsidiary Americas Diamond Corp., which was created solely for the name change.

Also on October 8, 2012, we filed a Certificate of Change with the Nevada Secretary of State to give effect to a forward split of our authorized, issued and outstanding shares of common stock on a five (5) new for one (1) old basis and, consequently, our authorized capital shall increase from 75,000,000 to 375,000,000 shares of common stock and our issued and outstanding shares of common stock shall increase from 6,000,000 to 30,000,000, all with a par value of $0.001.

Effective  October 15, 2012,  in  accordance  with  approval  from the Financial Industry  Regulatory  Authority  ("FINRA"),  we  changed  our name  from  Impact Explorations  Inc. to Americas  Diamond Corp.  and effected a forward  split of our authorized,  issued and outstanding shares of common stock on a five (5) new for one (1) old basis,  such that, our authorized  capital increased from 75,000,000 to 375,000,000  shares of common stock and our issued and outstanding  shares of common stock  increased from  6,000,000 to  30,000,000,  all with a par value of $0.001.

On January 27, 2014 we acquired three oil and gas leases in the State of Kansas.

On June 1, 2014, we filed Articles of Merger with the Nevada Secretary of State to change our name from “Americas Diamond Corp.” to “Midwest Oil and Gas Inc.”, to be affected by way of a merger with its wholly-owned subsidiary Midwest Oil and Gas Inc., which was created solely for the name change. This change was effective June 12, 2014.

Effective June 12, 2014, in accordance with approval from the Financial Industry Regulatory Authority ("FINRA"), we changed our stock symbol from ADMC to MYOG.  Our new CUSIP number is 598340 107.

In June 2014 we moved our principal offices from 2nd Floor, Berkeley Square House, Berkley Square London, United Kingdom W1J 6BD to 400 West Sycamore Street, Independence, Kansas 67301. Our prior offices were located in the United Kingdom to facilitate relations with the Venezuelan government concerning our interest in the Natal diamond lease which was in Venezuela.  Our new Kansas offices are located near the oil and gas properties purchased in January 2014.

Results of Operations

We are an exploration stage company and have generated minimal revenues since inception (January 6, 2010) and have incurred $2,191,732 in expenses through April 30, 2014.

For the three months ended April 30, 2014 we incurred $145,060 in expenses.  These expenses consisted of $64,433 in professional fees, $4,627 in general and administrative expenses, $52,000  of additional costs associated with the termination of consulting contracts associated with diamond property, $15,000 in interest expense associated with the oil properties and $9,000 in lease operating costs.

During the quarter we began work on corporate actions which reflected entry into the oil and gas business. This activity included-new website, change of business name from Americas Diamond Corp. to Midwest Oil and Gas Inc, a new stock symbol to MWOG, working with the seller of the oil properties on the projected costs to drill new well (estimated at $500,000), re- work of existing wells (estimated $100,000) and commenced a search for a new office location to be located in Kansas.

In June 2014 we agreed to sublet office space, consisting of fifty square feet, from one of our shareholders for $5,000 per year. This place will be sufficient for our immediate short term needs. We may have a future longer term need for additional employees or consultants and this space may prove to be insufficient however it will be more functional than our prior arrangement which located in London, United Kingdom. We will periodically reevaluate our personnel requirements as our oil and gas business progresses which in turn will influence our future office space needs.

During the quarter we were also active working on a new corporate website. This website which is expected to be ready by June 30, 2014 will be located at www.midwestog.com.

During the three month period ended April 30, 2014 we accrued lease costs of $9,000 which is $1,000 per month per lease.  During this period we were in the planning phase with no oil or gas pproduction,  minor road work in preparation for future work, additional gravel was placed on the access roads to ensure good access for future work to be done, cost estimates prepared,  existing tank batteries evaluated, existing flow lines evaluated. There is a need for additional flow meters to ensure that we can monitor each wells individual production

The Company and seller have amended the January 27, 2014 agreement to change the $75,000 payment originally due on March 27, 2014 to a total of $90,000 paid in fours installments as follow:

$15,000 will due on June 27, 2014

$30,000 will due on/or before July 31, 2014

$30,000 will due on/or before August 31, 2014

$15,000 will be due on/or before September 15, 2014

We have recorded the additional $15,000 payment as an interest cost during the three month period ended April 30, 2014.

For the three months ended April 30, 2013 we incurred $214,926 in expenses.  These expenses consisted of $55,198 in professional fees, $6,808 in general and administrative expenses, $132,000 of exploration costs associated with diamond property and $20,720 of interest expense primarily associated with the purchase of equipment

The following table provides selected financial data about our company for the period ended April 30, 2014.

Balance Sheet Data:	04/30/14
Cash	$ 496
Oil and gas assets	$ 6,000,000
Total assets	$ 6,000,496
Total liabilities	$ 6,931,007
Shareholders' equity	$ 1,923,983

Liquidity and Capital Resources

Our cash balance at April 30, 2014 was $496, with $798,304 in outstanding current liabilities.

Plan of Operation-the next 12 months

Currently we have interests in three oil and gas leases: Brimer, Springer and Bell. We are obligated to spend approximately $4,000,000 on these leases to drill new wells and work existing wells over the next three years.

Subject to the availability of future financing the Company would like to plan to obtain production on each of its three newly acquired leases. Currently we believe working over an existing non-producing well is our best option at a cost of $100,000 per lease for a total of $300,000. This approach will provide cash flow, maintain the leases through the production and minimize holding costs. Each lease does warrant drilling a well to a depth of at least 5,000 feet and if successful the estimated total cost to drill and complete would be approximately $500,000 however the future cash flow would also be significantly more than working over a current non-producing well. The current non-producing wells on each lease range from a depth of 500 to 1000 feet.

We believe that the cash flow from each lease can built up over time by reinvesting the cash flow from work overs into more work overs and at some future point drilling deeper wells. Based on this approach we would hope to spend as our capital budget for re-working the existing 30 wells at total cost $3,000,000 which will yield 930 barrels of oil per day with cumulative potential of 4.7 MMBO.  With the current price of oil in Kansas of approximately $80 this might result in daily gross revenues of $70,000 per day and annual gross revenues of approximately $24 million. We believe further expansion and growth potential exists on each field as well as the opportunity to acquire additional property in this immediate area.  Our present financing plans are undefined and there is substantial and significant risk that this will not be achieved.  Our outside shareholders have placed their confidence and trust in our President, Daniel Martinez and expressed their willingness to work with him to achieve this objective. Since these shareholders are unwilling to work with anyone else the loss of Daniel Martinez is a potential significant risk to our Company.

From January 2014 through June 2014 we were assured from a number of current shareholders that they would provide funds to meet our current obligations, pay the seller of the oil property and fund work programs on the leases. As of the date of filing this report we have not been successful in receiving funds.  We will continue to seek funds from existing shareholders and will also seek funding from other sources to work on these leases and to pay the past due amounts owed to the seller of the leases.

Our management does not have any equity interest in the Company and as of April 30, 2014 are owed (Martinez-$96,000 and Crom-$62,235) collectively $158,235. Their plans to continue working for the Company are uncertain. Mr. Martinez has an employment contract through December 1, 2014 and Mr. Crom’s employment is month to month.  The Company is in default under both employment contracts.

We are also in active discussions to acquire additional oil & gas leases and would hope to complete at least one additional acquisition by the end of September 2014. Concurrent with acquiring those additional oil & gas leases we are also conducting concurrent financing discussions with various financing sources to fund such activities.

Market prices of oil and gas prices

We intend to sell our future oil and gas production at market price without any hedging. The market prices for oil and gas vary as a result of a number of factors including: location and hydrocarbon content. There are a number public sources of information for both oil and gas prices. We believe a reliable public available source for oil price for the oil produced in Kansas can be found at http://www.pacerenergymarketing.com/index.php/pricing-2014/ and look at prices quoted for Kansas common.  We believe at reliable public available source for gas price for the gas produced in Kansas can be found at http://www.naturalgasintel.com/ice and look at prices quoted for hub price of Southern Star.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 4.  CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as of the end of the period covered by this report.  Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission reports is accumulated and communicated to our management, including our principal executive and financial officer so that it may be recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, particularly during the period when this report was being prepared.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter ended April 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 5.  OTHER INFORMATION.

Effective June 12, 2012, our stock symbol changed from “ADMC” to “MWOG” to better reflect the new name of our company.  The symbol change became effective with the Over-the-Counter Bulletin Board at the opening of trading on June 12, 2014.

ITEM 6.  EXHIBITS.

The following exhibits are included with this quarterly filing.  Those marked with an asterisk and required to be filed hereunder, are incorporated by reference and can be found in their entirety in our original Registration Statement on Form S-1, filed under SEC File Number 333-165365, at the SEC website at www.sec.gov:

Exhibit No.

Description

3.1

Articles of Incorporation*

3.2

Bylaws*

31.1

Sec. 302 Certification of Principal Executive Officer

31.2

Sec. 302 Certification of Principal Financial Officer

32.1

Sec. 906 Certification of Principal Executive Officer

32.2

Sec. 906 Certification of Principal Financial Officer

101

Interactive data files pursuant to Rule 405 of Regulation S-T

SIGNATURES

Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 28, 2015 Americas Diamond Corp., Registrant By: /s/ Daniel Martinez ______________________________ Daniel Martinez, President and Chief Executive Officer, Chief Financial and Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

May 28, 2015 Americas Diamond Corp., Registrant By: /s/ Daniel Martinez ______________________________ Daniel Martinez, President and Chief Executive Officer,